mwe.com

October 8, 2019

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham
Pamela A. Long
Lory Empie
Stephen Kim

Re:	INX Limited Amendment No. 1 to Registration Statement on Form F-1 Filed September 26, 2019 File No. 333-233363

Dear Mr. Dunham:

On behalf of INX Limited (the “Company”), we are writing to submit this letter as a supplemental response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-233363) filed by the Company on September 26, 2019 (the “Registration Statement”). In a phone conversation with Mr. Lory Empie and Mr. Stephen Kim on September 20, 2019, you provided verbal comments on the Registration Statement. In this letter, we are responding only to those comments, the text of which we have incorporated into this response letter for convenience.

Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

 Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at 212-547-5438 rather than rely on the U.S. mail for such notice.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

Anticipated Price Range:

The Company expects to include an anticipated price range in an amendment to the Registration Statement that would be filed before the commencement of the road show, which the Company anticipates could commence as soon as [*]. The anticipated price range is subject to market conditions and any other factors affecting the Company or the proposed offering.

The Company currently estimates that the anticipated offering price range to be reflected on the cover of the Company’s preliminary prospectus, if issued, would be in the range of [*] per INX Token.

Notes to the Financial Statements

Note 3: Token Liability, page F-16

1.	We may have additional comments on your accounting for the fair value of the INX Tokens. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of the fair value of the INX Tokens leading up to the IPO and the estimated offering price.”

Response:

As stated in the Registration Statement, outstanding INX Tokens are liabilities of the Company that are measured at fair value through profit or loss in the Company’s financial statements. The INX Token liability is remeasured to fair value at the end of each reporting period. The fair value of each INX Token as of June 30, 2019, December 31, 2018, June 30, 2018 and December 31, 2017 was $0.06875, $0.02188, $0.0203 and $0.0044, respectively. Accordingly, the INX Token liability value as of June 30, 2019, December 31, 2018, June 30, 2018 and December 31, 2017 was $1,296,000, $411,000, $380,000 and $78,000, respectively.

The Company has described in the Registration Statement the significant inputs and assumptions in performing its valuation of the INX Tokens. The Company has also previously provided the Staff with a detailed description of the methodology used in determining the fair value of the INX Token. For this description, please see our response to your Comment #12 in our letter dated August 19, 2019, our response to your Comment #39 in our letter dated May 20, 2019, our responses to your Comments #40, #41 and 42 in our letter dated March 6, 2019, our responses to your Comments #35 and 36 in our letter dated November 1, 2018, our responses to your Comments #40 and 41 in our letter dated July 11, 2018, and our responses to your Comments #59 and 65 in our letter dated April 12, 2018.

In recognition of the Staff’s interest in understanding the factors affecting the difference between the anticipated offering price and the estimated fair value of the INX Tokens in connection with prior fair valuations, the Company is providing the information set forth below. The Company believes that these factors explain the difference between the estimated fair values of the INX Tokens as of the date of the Company’s previously issued financial statements and the estimated IPO price.

•	Increased Probability of a Registered Offering.

o	The Company’s offering of INX Tokens is unique both for the traditional securities markets as well as within the blockchain community. The SEC disclosure regime, which seeks to ensure that all investors, whether large institutions or private individuals, are provided access to sufficient facts and explanations about a potential investment, required that the Company thoroughly explain its unique blockchain assets trading business, the framework of its blockchain trading platforms and the rights and capabilities, as well as risks and limitations, of the INX Token. Such a task was uniquely challenging and the first of its kind.

o	The Company began its plan to conduct a registered offering of the INX Tokens during the end of 2017 when many unregistered offerings were gathering significant interest and raising large sums without subjecting to regulatory oversight. The Company confidentially submitted its first draft registration statement on Form F-1 on January 11, 2018. On February 23, 2018, the Company received its first comment letter from the Staff, which included sixty-six multipart comments.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

o	Between April 2018 and May 2019, the Company filed five amendments to its initial draft registration statement. After each submission, the Company continued to receive comments from the Staff of the Division of Corporation Finance, including comments related to novel accounting issues, and the Staff of the Division of Markets and Trading. Such comments generally numbered in the high thirties to mid-forties. Many of these comments focused on the application of specific regulations to the Company’s business or the INX Token, questions for which there was not yet any guidance or precedent upon which the Company or its counsel could rely.

o	During this period, the Company has also sought qualification of the offering from various state securities administrators. The Company has submitted the draft registration statement to numerous state regulators and received various comments, some which have been in contradiction to the directions provided by the Staff.

o	On June 28, 2019, the Company received a comment letter from the Staff that included only thirteen comments. Not only did this represent a significant decrease in comments compared to prior comment letters, but the complexity and subject matter covered by these comments were also of a different nature. This led the Company to believe that the Staff was narrowing its review of the Company’s registration statement and coming toward a completion of the comment and review process. Based on this comment letter, on August 19, 2019, the Company decided to file a public registration statement for the first security token sale registered with the SEC.

o	Filing a public registration statement has significantly changed the outlook of the Company’s ability to successfully register the offering and there is increased optimism that the Company will have a successful IPO. The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity, provide enhanced operational flexibility and strengthen the Company’s brand recognition. At the time at which prior valuations were conducted, the Company and the public could not have known that the Company would be able to clear significant comments with the Staff and publicly file a registration statement that may soon be declared effective.

•	Improved Market Conditions for Compliant Security Token Offerings.

o	According to the Wall Street Journal (citing TokenData) funds raised by initial coin offerings (as measured on a monthly basis) peaked in February 2018 at $2.57 billion and decreased precipitously from May 2018 through March 2019. During the first quarter of 2019, ICOs raised $118 million, down from $6.9 billion during the same period in 2018. The article indicates that the SEC brought enforcement actions against ICO participants during the second half of 2018 which had the effect of cooling the unregistered ICO market.

o	However, during the second half of 2019, the SEC qualified the first security token offerings under Regulation A+. On July 10, the SEC qualified a $28 million offering of 62,000,000 Stacks Tokens, a security token issued by Blockstack PBC. Blockstack’s offering closed on September 9, having raised more than $23 million. On July 11, the SEC qualified an offering for up to $50 million or 133,000,000 Props Tokens issued by YouNow, Inc. The Company believes that the interest in the proposed offering reflects these recent developments.

o	The Company believes that increased interest in the proposed offering also reflects the changes in valuations of blockchain assets generally as of September 2019. According to CoinMarketCap.com, as of October 7, 2019, global market capitalization for all blockchain assets was approximately $220 billion. Total market capitalization as of June 30, 2019 and December 31, 2018 was $300 billion and $125 billion, respectively. As stated the Registration Statement, the prices of blockchain assets are extremely volatile and are likely to continue to be volatile. However, the Company believes that the upward trend in market prices of blockchain assets since December 2018 has supported the increased market interest in the INX Token.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

•	Improved Regulatory Landscape for the Company’s Trading Business.

o	On November 16, 2018, Division of Corporation Finance, Division of Investment Management, and Division of Trading and Markets issued the Statement on Digital Asset Securities Issuance and Trading addressing the SEC’s enforcement actions involving and relating to digital asset securities. The Statement confirmed the applicability of the federal securities law framework to new and emerging technologies, such as blockchain, and provided a summary of the circumstances under which the SEC has taken enforcement action against participants in the marketplace for digital asset securities, including actions against initial offerings and sales of securities and actors and institutions that develop and facilitate the secondary market for securities.

o	On July 8, 2019, the SEC Division of Trading and Markets and FINRA Office of General Counsel issued the Joint Staff Statement on Broker-Dealer Custody of Digital Assets. The key takeaway from the Joint Statement is that, although there is no current custody solution that the Division has approved for broker-dealers to comply with the Customer Protection Rule, the Staff is actively searching for viable solutions that meet the needs of the market for blockchain assets while mitigating the known risks of that market. In other words, the Joint Statement is a step forward toward compliant trading of security tokens and shows that progress can be made.

o	On September 27, 2019, Harbor Square Investments, a subsidiary of tokenized securities platform Harbor, received a broker-dealer license from the Financial Industry Regulatory Authority (FINRA). That FINRA has identified and approved a broker-dealer to conduct trades in security tokens is a positive step toward increased liquidity of the INX Token and is a fundamental milestone in the Company’s efforts to provide broker-dealer services for security tokens.

•	Amendments to the Rights Associated with the INX Token. In May 2019, our Board of Directors approved an amendment to the INX Token rights which included among other changes an increase of the INX Token holder’s distribution rate from 20% to 40% per year. As a result of this change, the INX Token’s fair value immediately prior to the change, approximately doubled its value. This change is reflected in the fair value of the INX Tokens as recorded in the Company’s June 30, 2019 interim financial statements, but it was not reflected in the fair value of the INX Tokens as of December 31, 2018 or earlier.

•	Completion of Trading Platform. The Company has continued to progress in the development of its trading platforms and, in August 2019, completed version 1.0 of its cryptocurrency trading platform. The platform support the onboarding of client accounts, the matching engine, price streaming, back-office support, blotters for clients, graphics, and other automated post-trade services and features.
•	Increased Headcount. Since June 2019, the Company added highly qualified employees, including Douglas Borthwick its Chief Marketing Officer. Douglas has over twenty-five years of experience with top global financial institutions, heading FX derivatives trading desks at Morgan Stanley, Merrill Lynch and Standard Chartered. He most recently created and built a deliverable FX ECN and trading platform for TP-ICAP.

Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

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* * * * *

Please contact me at 212-547-5438 if you have any questions or require any additional information in connection with this letter or the Company’s filing of its Amendment No. 1 to Registration Statement on Form F-1.

Sincerely,

/s/ Mark S. Selinger

cc:	Shy Datika, President
Oran Mordechai, Chief Financial Officer

[*] Certain confidential information contained in this letter, marked by brackets, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. §200.83.

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